December 2010 Pricing Sheet dated December 27, 2010 relating to Preliminary Terms No. 597 dated November 26, 2010 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D    I N V E S T M E N T S
Opportunities in U.S. Equities

ELKS® Based on the American Depositary Shares of Baidu, Inc. due June 24, 2011
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – DECEMBER 27, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$14,600,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	December 27, 2010
Original issue date:	December 30, 2010 (3 business days after the pricing date)
Maturity date:	June 24, 2011
Underlying equity:	Baidu, Inc. American Depositary Shares (“Baidu ADSs”), each Baidu ADS representing 0.1 Class A ordinary share.
Underlying equity issuer:	Baidu, Inc.
Coupon:	13% per annum (approximately equivalent to $0.62833 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 24th of each month, beginning on January 24, 2011
Payment at maturity (per ELKS):
•  If the closing price has not decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive an amount in cash equal to $10 per ELKS; or
•  If the closing price has decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive Baidu ADSs in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such Baidu ADSs.  The value of those Baidu ADSs or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$100.13, which is the closing price of the underlying equity on the pricing date.
Downside threshold price:	$80.104, which is 80% of the initial equity price.
Equity ratio:	0.09987, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	June 21, 2011, subject to adjustment for non-trading days and certain market disruption events
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	61759G158
ISIN:	US61759G1581
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per ELKS	$10	$0.15	$9.85
Total	$14,600,000	$219,000	$14,381,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see “Syndicate Information” on page 12 in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 597 dated November 26, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.